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                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number: 333-32546



                             Dated March 30, 2000.

                        TSI INTERNATIONAL SOFTWARE Ltd.


                                 906,961 Shares

                                  Common Stock

     This prospectus is part of a registration statement that covers 906,961 shares of our common stock. The shares may be offered and sold from time to time by some of our stockholders. We will not receive any of the proceeds from the resale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MCTR". On March 30, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $86.625 per share.

          ___________________________________________________________

     Investing in our common stock is risky. See "Risk Factors" beginning on page 3.
          ___________________________________________________________

     The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is March 30, 2000.
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                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially the risk factors, before deciding to invest in our common stock


                                  The Company

     We are a leading provider of software that enables companies to transform their traditional business into an electronic business or e-business using the Internet and corporate networks. The key to e-business transformation is seamless integration of business applications across enterprise landscapes that include back-office systems, Web applications, traditional e-commerce applications, electronic marketplaces and electronic exchanges. Our flagship Mercator product line provides software essential for integrating applications to enable e-business. Mercator products eliminate major stumbling blocks associated with integrating complex, disparate applications by resolving fundamental incompatibilities in application formats and semantics. Mercator provides a single, standards-based architecture that can be applied to all e-business integration requirements, including business-to-business, consumer-to-business and internal application-to-application integration. Using Mercator products, customers can reduce the cost and risk of e-business application deployment, accelerate e-business benefits and deliver rapid response to changing business requirements.


                              Recent Developments

Each of the shares being registered were acquired in connection with our acquisition of Novera Software, Inc. on September 30, 1999. As part of the acquisition agreement, we agreed to register 894,971 of the 1,789,916 shares issued to the Novera stockholders in this registration statement. Additionally, we have included 11,990 shares issued upon the exercise of options issued to former Novera option holders in this registration statement because they were not eligible to be registered on Form S-8.


                              Contact Information

We were incorporated in Connecticut in 1985 and reincorporated in Delaware in 1993. Our principal executive offices are located at 45 Danbury Road, Wilton, Connecticut 06897, and our telephone number is (203) 761-8600.

                               __________________
We have registered trademarks for the TSI logo and "Mercator".

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               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements in this prospectus constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by words like may, will, should, expects, scheduled, plans, intends, anticipates, believes, estimates, potential, or continue or the negative of such words. These statements are only predictions. Our actual experience may be materially different. We cannot guarantee future results, levels of activity, performance, or achievements. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

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                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. Our business, results of operations and financial condition could be adversely affected by any of the following risks. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Our quarterly and annual operating results are volatile and difficult to predict and may cause our stock price to fluctuate

      Our quarterly and annual operating results have varied significantly in the past and are expected to do so in the future. We believe that you should not rely on period to period comparisons of our results of operations as indications of our future performance. In some future periods, our results of operations may be below the expectation of public market analysts and investors. In this case, the price of our common stock would likely decline. Our revenues and results of operations are difficult to forecast and depend on a variety of factors. These factors include the following:

     .    the size, timing and terms of individual license transactions;

     .    the sales cycle for our products;

     . demand for and market acceptance of our products and related services, particularly our Mercator products;

     . our ability to expand, and market acceptance of, our professional services business;

     . the timing of our expenditures in anticipation of product releases or increased revenue;

     . the timing of product enhancements and product introductions by us and our competitors;

     . market acceptance of enhanced versions of our existing products and of new products;

     .    changes in pricing policies by us and our competitors;

     .    variations in the mix of products and services sold by us;

     .    the mix of channels through which our products and services are sold;

     .    our success in penetrating international markets;

     .    the buying patterns and budgeting cycles of customers;

     . personnel changes, our ability to attract and retain qualified sales, professional services and research and development personnel and the rate at which this personnel becomes productive; and

     .    general economic conditions.

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      We have historically derived a substantial portion of our revenues from the licensing of our software products, and we anticipate that this trend will continue for the foreseeable future. Software license revenues are difficult to forecast for a number of reasons, including the following:

     . we typically do not have a material backlog of unfilled orders, and revenues in any quarter substantially depend on orders booked and shipped in that quarter;

     . the length of the sales cycles for our products can vary significantly from customer to customer and from product to product and can be as long as nine months or more;

     . the terms and conditions of individual license transactions, including prices and discounts, are often negotiated based on volumes and commitments, and may vary considerably from customer to customer;

     . We have generally recognized a substantial portion of our quarterly software licensing revenues in the last month of each quarter.

     Accordingly, the cancellation or deferral of even a small number of purchases of our products could harm our business.

It would be difficult for us to adjust our spending if we experience any revenue shortfalls

     Our future revenues will also be difficult to predict and we could fail to achieve our revenue expectations. Our expense levels are based, in part, on our expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, our operating results are likely to be harmed. Net income may be disproportionately affected by a reduction in revenue because a large portion of our expenses is related to headcount that cannot be easily reduced without harming our business.

     In addition, we currently intend to increase our operating expenses by expanding our research and product development staff, particularly research and development personnel to be devoted to our Mercator product line, increasing our sales and marketing and professional services operations, expanding distribution channels and hiring personnel in other operating areas. We expect to experience a significant time lag between the date professional services, sales and technical personnel are hired and the date these employees become fully productive. The timing of expansion and the rate at which new technical, professional services and sales personnel become productive as well as the timing of the introduction and success of new distribution channels could cause material fluctuations in our quarterly results of operations. Furthermore, to the extent increased operating expenses precede or are not subsequently followed by increased revenues, our business could be harmed.

We may experience seasonal fluctuations in our revenues or results of operations

     While we have not historically experienced any significant seasonal fluctuations in our revenues or results of operations, it is not uncommon for software companies to experience strong fourth quarters followed by weaker first quarters, in some cases with sequential declines in revenues or operating profit. We believe that many software companies exhibit this pattern in their sales cycles primarily due to customers' buying patterns and budget cycles. We may display this pattern in future years.

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We depend on the sales of our Mercator products and related services

     We introduced our Mercator products in 1993. In recent years, a significant portion of our revenue has been attributable to licenses of our Mercator products and related services, and we expect that revenue attributable to our Mercator products and related services will continue to represent a significant portion of our total revenue for the foreseeable future. Accordingly, our future operating results significantly depend on the market acceptance and growth of our Mercator product line and enhancements of these products and services. Market acceptance of our Mercator product line may not increase or remain at current levels, and we may not be able to successfully market our Mercator product line or develop extensions and enhancements to this product line on a long-term basis. In the event that our current or future competitors release new products that provide, or are perceived as providing, more advanced features, greater functionality, better performance, better compatibility with other systems or lower prices than our Mercator product line, demand for our products and services would likely decline. A decline in demand for, or market acceptance of, our Mercator product line would harm our business.

We may experience difficulties in developing and introducing new or enhanced products necessitated by technological changes

     Our future success will depend, in part, upon our ability to anticipate changes, to enhance our current products and to develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change.

     Development of enhancements to existing products and new products depends, in part, on a number of factors, including the following:

     . the timing of releases of new versions of applications systems by vendors;

     .    the introduction of new applications, systems or computing platforms;

     .    the timing of changes in platforms;

     .    the release of new standards or changes to existing standards; and

     .    changing customer requirements.

     Our product enhancements or new products may not adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. In addition, our introduction or announcement, or an introduction or announcement by one or more of our current or future competitors, of products embodying new technologies or features could render our existing products obsolete or unmarketable. Our, or our competitors', introduction or announcement of enhanced or new product offerings may cause customers to defer or cancel purchases of our existing products. Any deferment or cancellation of purchases could harm our business.

We could experience delays in developing and releasing new products or product enhancements

     We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. We have in the past experienced delays in the

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introduction of product enhancements and new products and we may experience delays in the future. Furthermore, as the number of applications, systems and platforms supported by our products increases, we could experience difficulties in developing, on a timely basis, product enhancements which address the increased number of new versions of applications, systems or platforms served by our existing products. If we fail, for technological or other reasons, to develop and introduce product enhancements or new products in a timely and cost-effective manner or if we experience any significant delay in product development or introduction, our customers may delay or decide against purchases of our products, which could harm our business.

The success of our products will also depend upon the success of the platforms we target

     We may, in the future, seek to develop and market enhancements to existing products or new products which are targeted for applications, systems or platforms which we believe will achieve commercial acceptance. This could require us to devote significant development, sales and marketing personnel, as well as other resources, to these efforts, which would otherwise be available for other purposes. We may not be able to successfully identify these applications, systems or platforms, and even if we do so, they may not achieve commercial acceptance or we may not realize a sufficient return on our investment. Failure of these targeted applications, systems or platforms to achieve commercial acceptance or our failure to achieve a sufficient return on our investment could harm our business.

We may not successfully expand our sales and distribution channels

     An integral part of our strategy is to expand our indirect sales channels, including value-added resellers, independent software vendors, systems integrators and distributors. This channel is accounting for a growing percentage of our total revenues and we are increasing resources dedicated to developing and expanding these indirect distribution channels. We may not be successful in expanding the number of indirect distribution channels for our products. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenue we receive for each sale will be less than if we had licensed the same product to the customer directly.

     Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered.

     Even if we successfully expand our indirect distribution channels, any new value added resellers, independent software vendors, system integrators or distributors may offer competing products, or have no minimum purchase requirements of our products. These third parties may also not have the technical expertise required to market and support our products successfully. If the third parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, or we would have to devote additional resources for customer support. Our brand name and reputation could be harmed. Selling products through indirect sales channels could cause conflicts with the selling efforts of our direct sales force.

     Our strategy of marketing products directly to end-users and indirectly through value added resellers; independent software vendors, systems integrators and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing value added resellers, independent software vendors,

                                       6
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systems integrators or distributors or impair our ability to attract new value added resellers, independent software vendors, systems integrators and distributors.

Our future success depends on retaining our key personnel and attracting and retaining additional highly qualified employees

     Our future success depends in large part on the continued service of our key sales, professional services and research and development personnel, as well as senior management. All of our employees are employed at-will and we have no fixed-term employment agreements with our employees, which prevents them from terminating their employment at any time. The loss of the services of any of one or more of our key employees could harm our business.

     Our future success also depends on our ability to attract, train and retain highly qualified sales, research and development, professional services and managerial personnel, particularly sales, professional services and research and development personnel with expertise in enterprise resource planning systems. Competition for these personnel is intense. We may not be able to attract, assimilate or retain qualified personnel. We have at times experienced, and we continue to experience, difficulty in recruiting qualified sales and research and development personnel, and we anticipate these difficulties will continue in the future. Furthermore, we have in the past experienced, and in the future we expect to continue to experience, a significant time lag between the date sales, research and development and professional services personnel are hired and the date these employees become fully productive.

We may encounter difficulties in managing our growth

     Our business has grown in recent periods, with total revenues increasing from approximately $16.1 million in 1995 to $98.6 million in 1999. We have also acquired the assets of Software Consulting Partners in November 1998, we acquired Braid Ltd. in March 1999, and Novera Software, Inc. in September, 1999. The growth of our business has placed, and is expected to continue to place, a strain on our administrative, financial, sales and operational resources and increased demands on our systems and controls. For example, from December 31, 1998 to December 31, 1999 we noted an increase in quarterly days sales outstanding from approximately 109 days to approximately 113 days, respectively, and an increase in total accounts receivable from $18.0 million to $38.3 million, respectively.

     To deal with these concerns, we have recently implemented, or are in the process of implementing and will be required to implement in the future, a variety of new and upgraded operational and financial systems, procedures and controls. In addition, we intend to hire additional administrative personnel. We may not be able to successfully complete the implementation and integration of these systems, procedures and controls, or hire additional personnel, in a timely manner. The failure of our management to respond to, and manage, our growth and changing business conditions, or to adapt our operational, management and financial control systems to accommodate our growth could harm our business.

We may face significant risks in expanding our international operations

     International revenues accounted for 11.8% of our total revenues for 1998 and 29.4% of our total revenues for 1999. This increase was due primarily to the acquisitions of Braid Ltd., and the establishment of an office in Germany. Continued expansion of our international sales and marketing efforts will require significant management attention and financial resources. We also expect to commit additional time and development resources to customizing our products for selected international markets and to developing international sales and support channels.

                                       7
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     International operations involve a number of additional risks, including the following:

     . impact of possible recessionary environments in economies outside the United States;

     . longer receivables collection periods and greater difficulty in accounts receivable collection;

     .    unexpected changes in regulatory requirements;

     .    dependence on independent resellers;

     .    reduced protection for intellectual property rights in some countries;

     .    possible tariffs and other trade barriers;

     .    foreign currency exchange rate fluctuations;

     .    difficulties in staffing and managing foreign operations;

     .    the burdens of complying with a variety of foreign laws;

     .    potentially adverse tax consequences; and

     .    political and economic instability.


     To the extent that our international operations expand, we expect that an increasing portion of our international license and service and other revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. We do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. The currency exchange strategy that we adopt may not be successful in avoiding exchange-related losses. In addition, the above-listed factors may cause a decline in our future international revenue and, consequently, may harm our business. We may not be able to sustain or increase revenue that we derive from international sources.


Our success depends upon the widespread use and adoption of the internet and intranets

     We believe that demand for enterprise application integration solutions, such as those that we offer, will depend, in part, upon the adoption by businesses and end-users of the internet and intranets as platforms for electronic commerce and communications. The internet and intranets are new and evolving, and they may not be widely adopted, particularly for electronic commerce and communications among businesses. Critical issues concerning the internet and intranets, including security, reliability, cost, ease of use and access and quality of service, remain unresolved at this time, inhibiting adoption by many enterprises and end-users. If the internet and intranets are not widely used by businesses and end-users, particularly for electronic commerce, our business would be harmed.

                                       8
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Government regulation and legal uncertainties relating to the internet could adversely affect our business

     Congress has recently passed legislation and several more bills have recently been sponsored in both the House and Senate that are designed to regulate certain aspects of the internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering other legislative and regulatory proposals that would regulate the internet. Areas of potential regulation include libel, pricing, quality of products and services, and intellectual property ownership.

     The laws governing the use of the internet, in general, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property; privacy, libel and taxation apply to the internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. This occurrence may impose additional burdens on companies conducting business online by limiting how information can flow over the internet and the type of information that can flow over the internet. The adoption or modification of laws or regulations relating to the internet could adversely affect our business.

     It is not known how courts will interpret both existing and new laws. Therefore, we are uncertain as to how new laws or the application of existing laws will affect our business. In addition, our business may be indirectly affected by our clients who may be subject to such legislation. Increased regulation of the internet may decrease the growth in the use of the internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     Capacity constraints caused by growth in the use of the internet may, unless resolved, impede further development of the internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new internet-based strategy that may make their existing personnel and infrastructure obsolete. If the necessary infrastructure, products, services or facilities are not developed, or if the internet does not become a viable commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

     The U.S. Omnibus Appropriations Act of 1998 places a moratorium on taxes levied on internet access from October 1, 1998 to October 21, 2001. However, states may place taxes on internet access if taxes had already been generally imposed and actually enforced prior to October 1, 1998. States which can show they enforced internet access taxes prior to October 1, 1998 and states after October 21, 2001 may be able to levy taxes on internet access resulting in increased cost to access the internet, resulting in a material adverse effect on our business.

We face significant competition in the market for e-business integration software

     The market for our products and services is extremely competitive and subject to rapid change. Because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies.

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     In the e-business integration market, our Mercator products and related services compete primarily against solutions developed internally by individual businesses to meet their specific e-business integration needs. In addition, we face increasing competition in the e-business integration market from other third-party software vendors.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources than we do to the development, promotion and sale of their products. Accordingly, we may not be able to compete effectively in our target markets against these competitors.

     We expect that we will face increasing pricing pressures from our current competitors and new market entrants. Our competitors may engage in pricing practices that reduce the average selling prices of our products and related services. To offset declining average selling prices, we believe that we must successfully introduce and sell enhancements to existing products and new products on a timely basis. We must also develop enhancements to existing products and new products that incorporate features that can be sold at higher average selling prices. To the extent that enhancements to existing products and new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, our operating margins may decline.

We have only limited protection for our proprietary technology

     Our success is dependent upon our proprietary software technology. We do not currently have any patents and we rely principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our technology. We also believe that factors such as the technological and creative skills of our personnel, product enhancements and new product developments are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and/or license agreements with our employees, distributors and customers, and we limit access to and distribution of our software, documentation and other proprietary information. The steps that we have taken may not be sufficient to prevent misappropriation of our technology, and these protections do not preclude competitors from developing products with functionality or features similar to our products. Third parties could also independently develop competing technologies that are substantially equivalent or superior to our technologies. Furthermore, effective copyright and trade secret protection may be unavailable or limited outside of the United States. Any failure by or inability of us to protect our proprietary technology could harm our business.

We may become subject to infringement claims

     Although we do not believe that our products infringe the proprietary rights of any third parties, third parties might assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business. Furthermore, parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to license our products in the United States or abroad. A large monetary judgment could harm our business.

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     If it appears necessary or desirable, we may seek licenses to intellectual property that we are allegedly infringing. We may not be able to obtain licenses on acceptable terms, if at all. The failure to obtain the necessary licenses or other rights could harm our business. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims, with or without merit, can be time consuming and expensive to defend and could harm our business. There are currently no pending claims that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties.

Software defects could diminish demand for our products

     Software products as complex as those that we offer may contain defects or failures when introduced or when new versions are released. We have, in the past, discovered software defects in certain of our products and we may experience delays or lost revenue to correct these defects in the future. Despite our testing of our products, we may find errors in new products or releases after commencement of commercial shipments, resulting in our loss of market share or failure to achieve market acceptance.

We may become subject to product liability claims

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of our software entails the risk of product liability claims in the future. We currently have a standard business owner's insurance policy, but we do not have insurance specifically for software product liability risks or software errors and omissions.

We may face difficulties in successfully integrating any businesses, products or technologies that we have or may acquire

     In September 1999, we acquired all of the capital stock of Novera Software, Inc., a provider of Web application integration software products. In March 1999, we acquired all of the outstanding share capital of Braid, a provider of enterprise application integration software products to financial services institutions. In November 1998, we acquired all of the assets of Software Consulting Partners, a professional services organization. If other appropriate opportunities present themselves, we intend to acquire businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance acquisitions successfully, or integrate these acquisitions with our current business. The process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. For example, with the acquisition of Braid, we have had to manage a larger and more geographically dispersed operation.

     Moreover, we may not realize the anticipated benefits of any acquisition. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could harm our business. Any future acquisitions of other technologies, products or companies may require us to obtain additional equity or debt financing, which may not be available or may be dilutive.

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Our stock price has been volatile and could continue to remain volatile

The market price of our common stock has risen significantly since our initial public offering in July 1997. The trading price of our common stock has fluctuated in the past and may be significantly affected by a number of factors, including the following:

     .    actual or anticipated fluctuations in our operating results;

     . announcements of technological innovations or new products by us or our competitors;

     . developments with respect to patents, copyrights or proprietary rights;

     .    conditions and trends in the software or other industries; and

     .    general market conditions.

     In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies. These broad market fluctuations may cause the market price of our common stock to decline.

We could face securities litigation if our stock price remains highly volatile

     In the past, securities class action litigation has often followed periods of volatility in the market price of a company's securities. We may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Our stockholder rights plan, corporate governance structure and governing law may delay or prevent our acquisition by another company

     Our governing documents as well as Delaware law contain provisions that could make it more difficult for a third party to attempt to acquire or gain control of our company. These provisions include:

     . our Board of Directors can issue shares of preferred stock without any vote or action by the stockholders and this stock could have voting, liquidation and dividend rights superior to that of existing stockholders and could impede the success of any acquisition attempt by another company;

     . we adopted a stockholders rights plan which permits existing stockholders to purchase a substantial number of shares at a substantial discount to the market price if a third party attempts to gain control on a large equity position in our company;

     . a stockholder must give our Board of Directors prior notice of a proposal to take action by written consent;

     . a stockholder must give advance notice to the Board of Directors before stockholder-sponsored proposals may receive consideration at annual meetings and before a stockholder may make nominations for the election of directors;

     . vacancies on the Board of Directors may be filled until the next annual meeting of stockholders only by majority vote of the directors then in office; and

     .    stockholders cannot call special meetings of stockholders

     We are also governed by Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with any "interested stockholder," as defined by that statute. Our stockholder rights plan, our charter bylaws and the provisions of Section 203 could make it more difficult for a third party to acquire control of our outstanding voting stock and could delay or prevent a change in our control.

Future sales of our common stock by our stockholders could cause our stock price to decline

     If our stockholders sell substantial amounts of our common stock, including shares issued upon exercise of options and warrants, in the public market, the market price of our common stock could fall. These sales could also impair our ability to raise capital through the sale of equity securities in the future at a price we deem appropriate. All of our outstanding shares of common stock may be sold in the public market except those held by our affiliates and the portion of the shares held by former Novera shareholders that are not included in this registration statement. Shares held by affiliates may be sold by them in the public market, subject to volume restrictions and other provisions of Rule 144 under the Securities Act.


                                USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock by the selling stockholders. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our shares as of February 23, 2000 and the number of shares which may be offered by the selling stockholders. Some of the selling stockholders are partnerships which may distribute their shares to their partners who may sell the shares pursuant to this prospectus. The selling stockholders may make gifts of shares and if they do, the donee will be able to sell the shares under this prospectus. We have assumed, when calculating the numbers in the table, that all of the shares owned by each selling stockholder and offered pursuant to this prospectus will be sold. As of February 23, 2000, there were 28,331,723 shares of common stock outstanding. An asterisk means that the number is less than 1%.


                             Shares Owned Before the       Shares Offered Pursuant to          Shares Owned After
                                     Offering                    this Prospectus                  the Offering
                           ----------------------------  -------------------------------  ----------------------------
Selling Stockholders         Number         Percent        Number          Percent          Number        Percent
-------------------------  -----------  ---------------  ----------  -------------------  ----------  ----------------

Herbert L. Rush                262,207        *             131,104          *               131,103         *
Timothy D. Hamilton             77,308        *              38,654          *                38,654         *
Michael J. Frey (1)             16,735        *               8,194          *                 8,541         *
John A. Orenstein (2)           37,716        *              18,858          *                18,858         *
Avrum Belzer                     4,919        *               2,460          *                 2,459         *
Ronald E. Dann                   4,787        *               1,532          *                 3,255         *
John Deignan (2)                 2,467        *               1,127          *                 1,340         *
Laurie Desroches (3)               458        *                 164          *                   294         *
Peter S. Easton (4)              4,902        *               1,245          *                 3,657         *
William G. Filler (5)            3,702        *               1,507          *                 2,159         *
Martha F. Groves (6)             6,041        *               1,250          *                 4,791         *
Bart A. Hanlon (7)               7,352        *               1,025          *                 6,327         *
Sean Lindsay (8)                   499        *                 205          *                   294         *
Harminder Nayar (9)              1,133        *                 256          *                   877         *
Brian P. O'Halloran (10)           988        *                 451          *                   537         *
John W. Piekos (11)              1,962        *                 820          *                 1,142         *
Donna White (12)                 3,769        *               1,230          *                 2,539         *
Gary B. Zakon (13)              12,616        *               5,068          *                 7,548         *
Jeffrey Anuszczyk                1,844        *                 922          *                   922         *
Scott Barnett                    1,199        *                 600          *                   599         *
Christopher Cool                 1,998        *               1,153          *                   845         *
Donna M. Donovan                    61        *                  31          *                    30         *
Ralph Engwall                    1,229        *                 615          *                   614         *
Neveen Farag                       348        *                 174          *                   174         *
Boris Finkelstein                1,281        *                 641          *                   640         *
Sukie Hanna                        768        *                 384          *                   384         *
Steven Hershberg                 1,445        *                 723          *                   722         *
Neil M. Mager                    3,115        *               1,558          *                 1,557         *
Kristine Murphy                    502        *                 251          *                   251         *

Richard T. Reichgut              2,049        *               1,025          *                 1,024         *
Christin Taber                     717        *                 359          *                   358         *
Adam Ward                        2,152        *               1,076          *                 1,076         *
Diane Nealon                     1,639        *                 820          *                   819         *
Charles River Partners         403,724     1.43%            201,862          *               201,862         *
 VII, Limited Partnership
Matrix Partners (14)           403,723     1.43%            201,862          *               201,861         *
John Mandile                    26,443        *              13,222          *                13,221         *
Sigma Partners (15)            114,288        *              57,145          *                57,143         *
Frank Moss                       2,962        *               1,481          *                 1,481         *
Ronald Nordin                    3,530        *               1,765          *                 1,765         *
Paul Levine and the Paul        12,452                       10,506                            1,946
 Levine Family Trust (16)
Invemed Fund, L.P.             144,694        *              72,347          *                72,347         *
Egan-Managed Capital,           96,462        *              48,231          *                48,231         *
 L.P.
Comdisco, Inc.                  12,057        *               6,029          *                 6,028         *
Alliance Technology            120,577        *              60,289          *                60,288         *
 Ventures II, L.P. (17)
Gatehouse Investors, LLC         7,234        *               3,617          *                 3,617         *
Margaret S. Stohr                  409        *                 409          *                    --         *
Donald Bulens                      307        *                 307          *                    --         *
Heidrick & Struggles,            1,639        *               1,639          *                    --         *
 Inc.
David Bailey                       768        *                 768          *                    --         *
                            ----------------------------------------------------------------------------------------
                             1,821,177     6.43%            906,961       3.20%              914,216      3.23%
               Total:

___________________
(1) Includes 348 shares underlying options which are exercisable on or before June 1, 2000.
(2) Includes 213 shares underlying options which are exercisable on or before June 1, 2000.
(3) Includes 65 shares underlying options which are exercisable on or before June 1, 2000.
(4) Includes 1,412 shares underlying options which are exercisable on or before June 1, 2000.
(5) Includes 120 shares underlying options which are exercisable on or before June 1, 2000.
(6) Includes 745 shares underlying options which are exercisable on or before June 1, 2000.
(7) Includes 5,303 shares underlying options which are exercisable on or before June 1, 2000.
(8) Includes 90 shares underlying options which are exercisable on or before June 1, 2000.
(9) Includes 221 shares underlying options which are exercisable on or before June 1, 2000.
(10) Includes 87 shares underlying options which are exercisable on or before June 1, 2000.
(11) Includes 323 shares underlying options which are exercisable on or before June 1, 2000.
(12) Includes 1,310 shares underlying options which are exercisable on or before June 1, 2000.
(13) Includes 2,480 shares underlying options which are exercisable on or before June 1, 2000.
(14) Includes 383,537 shares owned by Matrix Partners IV, L.P. and 20,186 shares owned by Matrix IV Entrepreneurs Fund, L.P.
(15) Includes 89,637 shares owned by Sigma Partners III, L.P. and 22,183 shares owned by Sigma

     Associates III, L.P.
(16) Includes 10,041 shares owned by Paul Levine and 2,411 shares owned by the Paul Levine Family Trust.
(17) Includes 118,213 shares owned by Alliance Technology Ventures II, L.P. and 2,364 shares owned by ATV II Affiliates Fund, L.P.



None of the selling stockholders has had any material relationship with us or any of our affiliates within the past three years except as described below.

Novera

     Each of the selling stockholders acquired his or its shares in connection with our acquisition of Novera on September 30, 1999. The reorganization agreement is incorporated by reference to Exhibit 4.1. As part of the acquisition, we agreed to register 894,971 of the 1,789,916 shares issued to the Novera stockholders in this registration statement. Additionally, we have included 11,990 shares issued upon the exercise of options issued to former Novera option holders in this registration statement because they were not eligible to be registered on Form S-8.

     A total of 178,990 shares of common stock issued to the Novera stockholders are held in escrow until September 30, 2000. These shares will be used to secure the Novera stockholders' obligations to indemnify us for any breach of the representations or warranties of the Novera stockholders in the reorganization agreement. Each of the Novera stockholders has sole authority to vote all securities held by him or it, including those shares held in escrow.

     Some of the selling stockholders are presently employed by us or one of our direct or indirect subsidiaries.

     The acquisition of Novera was accounted for using the purchase method of accounting.

General

     Each of the selling stockholders represented to us, in connection with the completion of the acquisition of Novera, that he or it was acquiring the shares from us without any present intention of effecting a distribution of those shares. In recognition of the fact that the selling stockholders may want to be able to sell their shares when they consider appropriate, we agreed to file with the Securities and Exchange Commission two registration statements on Form S-3 to permit the public sale of the shares by the selling stockholders from time to time and to use its commercially reasonable efforts to keep the registration statements effective until the earlier of (i) the sale of all of the shares pursuant to the applicable registration statement, (ii) the date all of the shares are eligible to be sold pursuant to an exemption under the Securities Act of 1933, or (iii) September 30, 2001. We will prepare and file such amendments and supplements to the registration statements as may be needed to keep them effective as necessary.

     We have agreed to bear all expenses in connection with the registration and resale of the shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the selling stockholders). See "Plan of Distribution." The reorganization agreement provides that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the registration statement or any omission of a material fact required to be stated therein, unless such statement or omission was made in reliance upon written information furnished to us by the selling stockholders. Similarly, the reorganization agreement provides that each selling stockholder will indemnify us and its officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the registration statement or any omission of a material fact required to be stated therein, if such statement or omission was made in reliance on written information furnished to us by the selling stockholder.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 70,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

     As of February 23, 2000, there were 28,331,723 shares of common stock outstanding that were held of record by approximately 158 shareholders.

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

     The Board of Directors is authorized subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company. We have no current plan to issue any shares of preferred stock.

Warrants

     As of February 23, 2000, we had outstanding four warrants to purchase shares of our common stock. These warrants are exercisable for an aggregate of 63,810 shares of common stock. These warrants have an exercise price of $1.00 per share of common stock and expire in June, 2002. These warrants are exercisable on a net exercise basis.

Registration Rights

     Pursuant to the reorganization agreement with Novera, we are required to use our best efforts to have an effective registration statement on file with regard to the remaining 894,945 shares of Common Stock issued to former Novera shareholders by June 1, 2000.

     Some of our investors holding shares of common stock and warrants to purchase 63,810 shares of our common stock have "demand" rights to register shares of common stock, including shares of common stock issuable upon exercise of such warrants under the Securities Act. If requested by holders of more than 50% of the registrable securities then outstanding, we must file a registration statement under the Securities Act covering all registrable securities requested to be registered. We are required to effect two (2) such "demand" registrations pursuant to these registration rights.

     In addition, holders of registrable securities have "piggyback" registration rights. If we propose to register any of its securities under the Securities Act other than in connection with our employee benefit plans or a corporate reorganization, the holders of registrable securities may require us to include all or a portion of their shares in such registration, although the managing underwriter, if any, of any such offering has certain rights to limit the number of registrable securities proposed to be included in such registration.

     Further, if requested by holders of more than 50% of the then outstanding registrable securities (assuming there is a reasonably anticipated aggregate offering price to the public of at least $500,000), we must file a registration statement on Form S-3 with respect to the resale of such registrable securities, subject to certain conditions.

     We will bear all expenses incurred in connection with the above registrations (other than the underwriters' and brokers' discounts and commissions).

     Our obligation to register the registrable securities will terminate when all such registrable securities have been registered and sold or are no longer outstanding.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. The anti-takeover law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original Certificate of Incorporation or an express provisions in its Certificate of Incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the anti-takeover law.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Shareholder Rights Plan

     On August 27, 1998, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was paid to stockholders of record on September 7, 1998. In addition, one preferred share purchase right shall be issued with each share of common stock that becomes outstanding between the record date and the earliest of the distribution date, the redemption date and the final expiration date (as such terms are defined in the rights agreement). Each preferred share purchase right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock, at a price of $140.00 per one one-hundredth of a preferred share, subject to adjustment. The full description and terms of the rights are set forth in a rights agreement between us and The Bank of New York, as rights agent.

     Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the announcement of an intention to make a tender offer or exchange offer the conclusion of which would result in a person or group becoming an acquiring person, the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such shares of common stock with a copy of a summary of rights attached thereto. Notwithstanding the foregoing, (i) no person shall become an acquiring person if our Board of Directors determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently, and such person as promptly as practicable takes such actions as may be necessary so that such person would no longer be considered an acquiring person and (ii) any person or group of affiliated or associated persons who or which held beneficial ownership of 5% or more of the outstanding shares of common stock as of August 27, 1998 will not be deemed to be an acquiring person unless and until such person or group of affiliated or associated persons hold beneficial ownership of 20% or more of the then outstanding shares of common stock.

     The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the shares of common stock. Until the distribution date (or earlier redemption or expiration of the rights), new certificates for shares of common stock issued after the record date, upon transfer or new issuance of shares of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation or a copy of the summary of rights being attached thereto, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on September 2, 2008, the final expiration date, unless the final expiration date is extended or unless we redeem or exchange the rights, in each case, as described below.

     The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares, (ii) upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares at a price, or securities convertible into preferred shares with a conversion price, less than the then current market price of the preferred shares or (iii) upon the distribution to holders of the preferred shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in preferred shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment in the event of a stock dividend on the shares of common stock payable in shares of common stock or subdivisions, consolidations or combinations of the shares of common stock occurring, in any such case, prior to the distribution date.

     Preferred shares purchasable upon exercise of the rights will not be redeemble. Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per shares of common stock. In the event of liquidation, each preferred share will be entitled to a $1.00 preference, and thereafter the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment of 100 times the aggregate payment made per shares of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchange, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the preferred shares' divided, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

     In the event that any person becomes an acquiring person, unless the event causing the designated percentage threshold to be crossed and the person to thereby become an acquiring person is a merger or acquisition described in the next paragraph, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of share of common stock having a market value of two times the exercise price of the right on the terms and conditions set forth in the rights agreement. If we do not have authorized but unissued share of common stock sufficient to satisfy such obligation to issue share of common stock, we are obligated to deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the share of common stock issuable upon exercise of a right.

     In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combination transactions with an acquiring person or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right, other than rights beneficially owned by an acquiring person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after any person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding stock, our Board of Directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileged), per right (subject to adjustment).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     At any time prior to such time as a person or group becomes an acquiring person, our Board of Directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the rights has expired, the Board of Directors may not amend the rights agreement to extend the period for redemption of the rights.

Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by a resolution of the Board of Directors without the consent of the holders of the rights, except that from and after such time as a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than an acquiring person).

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     As of February 23, 2000, there were approximately 28,331,723 shares of our common stock outstanding. As long as the rights are attached to the shares of common stock, one additional right shall be deemed to be delivered for each share of common stock we issue or transfer in the future, including but not limited to shares of common stock issuable upon exercise of options we grant. Five hundred thousand preferred shares are initially reserved for issuance upon exercise of the rights, such number to be subject to adjustment from time to time in accordance with the rights agreement.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is The Bank of New York.

                              PLAN OF DISTRIBUTION

The shares offered in this prospectus may be sold from time to time by the selling stockholders for their own accounts. Some of the selling stockholders are partnerships which may distribute their shares to their partners who may sell the shares pursuant to this prospectus. TSI Software will not receive any proceeds from this offering. The selling stockholders will pay or assume brokerage commission or other charges and expenses incurred in the resale of the shares.

The selling stockholders are not subject to any underwriting agreement. The selling stockholders, or any parties who receive the shares from the selling stockholders by way of a gift, donation or other transfer, may sell the shares covered by this prospectus. The selling stockholders may sell the shares offered by this prospectus from time to time at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The sales may be made in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares are listed. The shares may be sold by one or more of the following means:

 .    one or more block trades in which a broker or dealer will attempt to sell all or a portion of the shares held by the selling stockholders as agent or principal;

 .    purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

 .    ordinary brokerage transactions and transactions in which a broker solicits purchasers;

 .    in negotiated transactions; and

 .    through other means.

The selling stockholders may effect sales at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect sales by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling stockholders and/or purchasers of the shares. Under the federal securities laws, any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation.

TSI Software intends to maintain the effectiveness of this prospectus until September 30, 2000 or until such time as is required to satisfy TSI Software's obligations under the reorganization agreement between TSI Software and Novera. The selling stockholders' rights to resell shares under this prospectus may be suspended by TSI Software.

TSI Software will inform the selling stockholders that the antimanipulation rules under Section 16 of the Securities Exchange Act may apply to sales in the market and will furnish the selling stockholders with a copy of these rules if the stockholders request them. TSI Software will also inform the selling stockholders that they need to deliver a copy of this prospectus to the buyer when they sell shares.

Some of the shares may be sold under Rule 144 rather than in reliance on this prospectus.

The common stock is quoted on the Nasdaq National Market under the symbol "MCTR." On March 30, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $86.625 per share.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities, maintained by the Securities and Exchange Commission:

     Judiciary Plaza                   Citicorp Center              Seven World Trade Center
     Room 1024                         5000 West Madison Street     13th Floor
     450 Fifth Street, N.W.            Suite 1400                   New York, New York 10048
     Washington, D.C. 20549            Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 000-22667):

     1.   Our Annual Report on Form 10-K for the year ended December 31, 1999;
          and
     2. The "Description of Capital Stock" contained in our Registration Statements on Form 8-A, filed on June 6, 1997 and September 4, 1998.

     We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

     Requests for copies of this information should be directed to Investor Relations, TSI International Software Ltd., 45 Danbury Road, Wilton, Connecticut 06897; telephone number (203) 761-8600.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                    LAWYERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     Our consolidated financial statements and related schedule as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, included in our annual report on Form 10-K for the year ended December 31, 1999 and incorporated by reference in this prospectus and registration statement have been audited by KPMG LLP, independent certified public accountants, as set forth in their reports incorporated by reference herein and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not a offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer solicitation is unlawful.

                           _________________________

                               TABLE OF CONTENTS


                                                                             PAGE
                                                                             ----
Summary.....................................................................   1
Risk Factors................................................................   3
Use of Proceeds.............................................................  13
Selling Stockholders........................................................  14
Description of Capital Stock................................................  18
Plan of Distribution........................................................  23
Where You Can Find More Information.........................................  25
Incorporation of Certain Information by Reference...........................  25
Lawyers.....................................................................  26
Experts.....................................................................  26



                                 906,961 Shares



                        TSI INTERNATIONAL SOFTWARE LTD.


                                  Common Stock



                            _______________________

                                   PROSPECTUS

                                 March 30, 2000

                            ________________________